Exhibit 99.1

Evogene Appoints a New Member to Board of Directors and
a New Chief Operating Officer

- Appointment of Ms. Sarit Firon adds substantial financial expertise to Board -
- Mr. Yuval Ben-Galim to bring extensive operational and computational technology experience to Company management -

Rehovot, Israel – August 11, 2016 – Evogene Ltd. (NYSE; TASE: EVGN), a leading biotechnology company for the improvement of crop productivity and economics for the food, feed and fuel industries, announced today the appointment of Ms. Sarit Firon to the Company's Board of Directors and the appointment of Mr. Yuval Ben-Galim as Chief Operating Officer, replacing Mr. Assaf Kacen.

Ms. Sarit Firon is an experienced finance executive and currently serves on the Boards of MediWound, Datorama and is the Chairperson of myThings. She has nearly two decades of experience as CFO in numerous hi-tech companies. Ms. Firon holds a B.A. in Accounting and Economics from the Tel Aviv University.

“On behalf of Evogene, I am pleased to welcome Sarit as a director to our Board,” said Martin Gerstel, Chairman of the Board of Evogene. “As a financial expert in technology oriented companies and an experienced Board member, Sarit brings valuable expertise to complement the skills of our existing members and further support Evogene’s evolvement. I enthusiastically look forward to working with her,” concluded Mr. Gerstel.

Mr. Yuval Ben-Galim will join the Company on September 15, 2016 and will replace Mr. Assaf Kacen who has been with the Company since July 2009.

Mr. Ben-Galim brings with him extensive background in management of technological operations. In his last role he served as Chief Product Development at Como, a company specializing in consumer loyalty management through mobile apps. Prior to this, from 2011 to 2015, Mr. Ben-Galim served as COO at MyHeritage, responsible for the global operations of a world leading family history company. Previously held positions by Mr. Ben-Galim include various operation and software R&D experience. Mr. Ben-Galim holds an M.Sc. in Computer Science and a B.Sc. in Computer Science and Business Management from The Hebrew University of Jerusalem.

“Yuval has an impressive record as a result driven leader. In his prior roles he has proven himself as a key executive responsible for leading technological operation and development efforts. His record demonstrates the skills and experience necessary to support the continued development of our unique technological infrastructure, which is at the core of our diverse activities,” said Ofer Haviv, Evogene's President and CEO. “We welcome Yuval and look forward to his contribution to our senior management team.”

Mr. Haviv continued: “I would like to thank Assaf who is leaving Evogene after more than seven years to pursue Ph.D. studies at the Weizmann Institute of Science, for his significant contribution to the Company during a period of rapid progress and growth. Assaf led Evogene’s Technological Platform and established a strong foundation that leaves us well-positioned for the future. I wish him great success in his Ph.D. academic studies.”

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About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading biotechnology company for the improvement of crop productivity for the food, feed and fuel industries. The Company operates in three key market segments: improved seed traits (addressing yield and resistance to diseases and environmental stresses); innovative ag-chemicals (developing novel herbicide solutions for weed control); and ag-biologicals. Evogene has collaborations with world-leading seed and ag-chemical companies. For more information, please visit www.evogene.com or contact the Company at info@evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Eyal Leibovitz, CFO
IR@evogene.com
+ 972-8-931-1900